As filed with the Securities and Exchange Commission on April 29, 2009.
Registration No. 333-116648

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

POST-EFFECTIVE AMENDMENT NO.5 TO
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

GLOBAL AXCESS CORP
(Exact name of registrant in its charter)

Nevada	7299	88-0199674
(State or other jurisdiction	(Primary Standard Industrial	(IRS Employer
of incorporation)	Classification Code Number)	Identification Number)

7800 Belfort Parkway, Suite 165
Jacksonville, Florida 32256
(904) 280-3950
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

George A. McQuain, Chief Executive Officer
GLOBAL AXCESS CORP
7800 Belfort Parkway, Suite 165
Jacksonville, Florida 32256
(904) 280-3950
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Arthur Jay Schwartz, Esq.
Toni H. Burgess, Esq.
Smith, Gambrell & Russell, LLP
Suite 3100, Promenade II
1230 Peachtree Street, N.E.
Atlanta, Georgia 30309-3592
(404) 815-3000
(404) 815-3509 (fax)

Approximate date of commencement of proposed sale to public:   From time to time after this registration statement becomes effective.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filed,” “accelerated filer” and “small reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if smaller reporting company)	Smaller reporting company ☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

THIS POST-EFFECTIVE AMENDMENT NO. 5 TO FORM S-1 IS BEING FILED SOLELY TO UPDATE AND SUPPLEMENT THE INFORMATION CONTAINED IN THE REGISTRATION STATEMENT ORIGINALLY FILED ON JUNE 18, 2004 AND SUBSEQUENTLY AMENDED ON JULY 2, 2004, JULY 28, 2005, OCTOBER 11, 2005, AUGUST 31, 2006 AND AUGUST 1, 2008.  THE INFORMATION INCLUDED IN THIS FILING UPDATES AND SUPPLEMENTS THIS REGISTRATION STATEMENT AND THE PROSPECTUS CONTAINED HEREIN.

Subject to completion, dated April 29, 2009

PROSPECTUS

GLOBAL AXCESS CORP
10,473,538 SHARES OF COMMON STOCK

This prospectus relates to the resale by the selling stockholders of up to 10,473,538 shares of our common stock. The selling stockholders may sell common stock from time to time in the principal market on which the stock is quoted at the prevailing market price or in negotiated transactions. The selling stockholders may be deemed underwriters of the shares of common stock which they are offering. We will pay the expenses of registering these shares.

Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934, as amended and referred to in this prospectus as the Exchange Act, and is quoted on the Over-The-Counter Bulletin Board under the symbol “GAXC.” The last reported sales price per share of our common stock as reported by the Over-The-Counter Bulletin Board on April 15, 2009 was $0.20.

Investing in these securities involves significant risks. See "Risk Factors" beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. This prospectus is included in the registration statement that was filed by Global Axcess Corp with the Securities and Exchange Commission. The selling stockholders may not sell these securities until the registration statement becomes effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the sale is not permitted.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	3
RISK FACTORS	4
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	10
USE OF PROCEEDS	11
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	11
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	12
DESCRIPTION OF SECURITIES BEING REGISTERED	14
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	15
PLAN OF DISTRIBUTION	15
SELLING STOCKHOLDERS	17
LEGAL MATTERS	25
EXPERTS	25
AVAILABLE INFORMATION	25
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	25

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the "Risk Factors" section, and the financial statements and the notes to the financial statements incorporated herein by reference.

Global Axcess Corp

Global Axcess Corp operates one of the United States’ largest networks of Automated Teller Machines, or ATMs. Our network currently includes approximately 4,236 ATMs, principally in regional chain and individual merchant locations. Approximately 1,423 of the ATMs we operate are company-owned, 2,699 are merchant-owned and 114 are under a service-only agreement. Our high-traffic retail locations and national footprint make us an attractive partner for regional and national institutions that are seeking to increase their market penetration. We provide proprietary ATM branding and processing services for over 59 financial institutions that have approximately 548 branded sites under contract with us nationwide. We provide network processing for an average of over 1.5 million financial transactions per month.

Our principal offices are located at 7800 Belfort Parkway, Suite 165, Jacksonville, Florida 32256 and our telephone number is (904) 280-3950. We are a Nevada corporation.

The Offering

Common stock offered by selling stockholders	Up to 10,473,538 shares, which would represent 47.86% of our outstanding shares of common stock:

Common stock to be outstanding after the offering	Up to 21,883,924 shares

Use of Proceeds	We will not receive any proceeds from the sale of the common stock.

Over-The-Counter Bulletin Board Symbol	GAXC

The above information regarding common stock to be outstanding after the offering is based on 21,883,924 shares of common stock outstanding as of April 10, 2009 and assumes the exercise of warrants by our selling stockholders.  Since the initial filing of this registration statement, we have completed a one-for-five reverse stock split of our common shares outstanding, common stock purchase warrants to purchase shares of common stock have expired and been exercised by the selling stockholders, and the rights of certain stockholders to have their shares of common stock registered have expired.

We are registering shares of common stock and shares of common stock underlying common stock purchase warrants issued in connection with financing transactions pursuant to Section 4(2) under the Securities Act of 1933, as amended and referred to in this prospectus as the Securities Act, and/or Regulation D promulgated thereunder.

RISK FACTORS

We operate in a rapidly changing business environment that involves substantial risk and uncertainty. The following discussion addresses some of the risks and uncertainties that could cause, or contribute to cause, actual results to differ materially from expectations. We caution all readers to pay particular attention to the descriptions of risks and uncertainties described below and in our other filings with the Securities and Exchange Commission, referred to in this prospectus as the SEC.

If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the market price of our common stock could decline and we may be forced to consider strategic alternatives with regards to current operations.

Risks Relating to Our Business and Operations

•
Default Under our Credit Agreements.  We renegotiated our covenants from our senior lender during the third quarter of 2007.  There is no assurance that we will be in compliance with those covenants in the future nor is there assurance that we would receive waivers should we not meet our covenant requirements. See Financial Footnote # 11 “Senior Lenders’ Notes Payable” for a detail of these covenants.

•	Our sales depend on transaction fees from our network of ATMs. A decline in either transaction volume or the level of transaction fees could reduce our sales and harm our operating results.

•
Transaction fees for our network of ATMs produce substantially all of our sales. Consequently, our future operating results will depend on both transaction volume and the amount of the transaction fees we receive. Our transaction volume and fees will depend principally upon:

•	our ability to find replacement sites in the event of merchant turnover;

•
competition, which can result in over-served markets, pressure both to reduce existing fee structures and increase sales discounts to merchants and reduced opportunities to secure merchant or other placements of our machines;

•	our ability to service, maintain and repair ATMs in our network promptly and efficiently;

•	continued market acceptance of our services; and

•	government regulation and network adjustment of our fees.

•
Changes in payment technologies and customer preferences could reduce the use of ATMs and, as a result, reduce our sales.  New technology such as Radio Frequency Identification , referred to as RFID, and other contact-less payment systems that eliminate the need for ATMs may result in the existing machines in our networks becoming obsolete, requiring us, or the merchants in our networks who own their machines, to either replace or upgrade our existing machines. Any replacement or upgrade program to machines that we own or that we must upgrade or replace under contracts with merchant owners would involve substantial expense. A failure to either replace or upgrade obsolete machines could result in customers using other alternative payment methods, thereby reducing our sales and reducing or eliminating any future operating margins.

The use of debit cards by consumers has been growing. Consumers use debit cards to make purchases from merchants, with the amount of the purchase automatically deducted from the consumers' checking accounts. An increasing number of merchants are accepting debit cards as a method of payment and are also permitting consumers to use the debit cards to obtain cash. The increasing use of debit cards to obtain cash may reduce the number of cash withdrawals from our ATMs and may adversely affect our revenues from surcharge/convenience fees. A continued increase in the use and acceptance of debit cards could have a material adverse effect on our business, results of operations and financial condition.

Additionally, the growth of surcharge free ATM networks by consumers may reduce the number of cash withdrawals from our ATMs and may adversely affect our revenues from surcharge/convenience fees. A continued increase in surcharge free ATM networks could have a material adverse effect on our business, results of operations and financial condition.

•
We depend on Elan and Pendum to provide many services on which we rely.  Our ATM business requires close coordination of merchant relationships, service company relationships, cash management activities and telecommunication services. In an effort to reduce costs and improve our service levels, we entered into agreements with Elan and Pendum pursuant to which Elan and Pendum will provide many of these services to us. Elan also provides us with transaction processing services. As a result, we depend on Elan and Pendum to provide many services that are necessary to the operations of our ATM business. At some point, Elan and Pendum may be unable or unwilling to provide all of these services at a level that we consider necessary. In that event, if we are unable to terminate our relationship with Elan and Pendum or are unable to obtain replacement services in a timely manner, our transaction volume could be reduced and our relationships with our merchants or financial institutions could deteriorate.

•	Changes in laws or card association rules affecting our ability to impose surcharge/convenience fees and continued customer willingness to pay surcharge/convenience fees;

•	Our ability to form new strategic relationships and maintain existing relationships with issuers of credit cards and national and regional card organizations;

•	Our ability to expand our ATM based business;

•	The availability of financing at reasonable rates for vault cash and for other corporate purposes, including funding our ATM expansion plans;

•	Our ability to maintain our existing relationships with Food Lion and Kash n’ Karry;

•	Our ability to keep our ATMs at other existing locations and to place additional ATMs in preferred locations at reasonable rental rates;

•	The extent and nature of competition from financial institutions, credit card processors and third party operators, many of whom have substantially greater resources;

•	Our ability to maintain our ATMs and information systems technology without significant system failures or breakdowns;

•	Our ability to develop new products and enhance existing products to be offered through ATMs, and our ability to successfully market these products;

•	Our ability to retain senior management and other key personnel;

•	The current global economic downturn could adversely impact our business;

Our sales are dependent upon the availability and access to cash for ATM users.  The current global economic downturn may have a negative impact on availability and accessibility to or the affordability of fees imposed by our ATMs.  Accordingly, a pronounced and sustained economic downturn could have a material, adverse effect on our business, financial condition and results of operations.  Additionally, the current global economic downturn may have a negative impact on the merchants with which we do business, thus leading to increased store closures or lack of cash to replenish their ATMs.

•	Changes in general economic conditions.

The ATM markets are highly competitive, which could limit our growth or reduce our sales. While our principal competition comes from national and regional banks, we are also experiencing increased competition from independent ATM companies. All of these competitors offer services similar to or substantially the same as those services offered by us. We expect that competition will intensify as consolidation within the financial services industry continues.  In addition, the majority of these competitors are larger, more established and have greater financial, technical, and marketing resources, greater name recognition, and a larger installed customer base than us. Such competition could prevent us from obtaining or maintaining desirable locations for our machines or could cause us to reduce user fees generated by our ATMs, which could cause our profits to decline.

In addition to our current competitors, we expect substantial competition from new companies. We cannot assure that we will be able to compete effectively against current and future competitors. Increased competition could result in price reductions, reduced gross profits or loss of market share.

Our failure to achieve and maintain adequate internal controls, in an industry that is relatively new and complex, could result in a loss of investor confidence regarding our financial reports and have an adverse effect on our business, financial condition, results of operations and stock price. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to furnish a report of management’s assessment of the design and effectiveness of our internal control over financial reporting as part of our Annual Report on Form 10-K filed with the SEC. Our independent auditors are not required to attest to, and report on, management’s assessment and the effectiveness of internal control over financial reporting until fiscal 2009. Our management is also required to report on the effectiveness of our disclosure controls and procedures.  As disclosed in our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, our management identified a material weakness in internal control over financial reporting and, accordingly, determined that internal control over financial reporting was not effective at December 31, 2005. Even though these material weaknesses were remediated during fiscal year 2006, such material weakness and deficiencies in the effectiveness of internal control over financial reporting could result in inaccurate financial statements or other disclosures or fail to prevent fraud, which could have an adverse effect on our business, financial condition or results of operations. Further, if we do not remediate any material weakness, we could be subject to sanctions or investigation by regulatory authorities, such as the SEC, we could fail to timely meet our regulatory reporting obligations, or investor perceptions could be negatively affected; each of these potential consequences could have an adverse effect on our business, financial condition or results of operations.

If merchant-owned ATM customers terminate their relationships with us prior to the termination of their contracts or do not renew their contracts upon their expiration, it could reduce our ATM sales. Although our merchant-owned ATM customers have multi-year contracts with us for transaction processing services, due to competition, some of these customers may leave us for our competitors prior to the expiration of their contracts, or may not renew their contracts upon their expiration. When these contracts expire, we pursue these customers to remain processing with us. In the event they terminate their relationship with us prior to the expiration of their contacts, we seek payment of damages under a breach of contract clause in our contracts. If a substantial number of merchant-owned ATM customers end their relationships with us, it could cause a reduction in our ATM sales.

Increases in interest rates will increase our expenses. We have credit and vault cash facilities that carry variable interest rates. Consequently, a rise in interest rates would increase our operating costs and expenses.

Our ATM business operates in a changing and unpredictable regulatory environment. ATM withdrawal transactions involve the electronic transfer of funds through Electronic Financial Transactions Networks, referred to as EFTNs. The United States Electronic Funds Transfer Act provides the basic framework establishing the rights, liabilities and responsibilities of participants in EFTNs. In addition, there have been various state and local efforts to ban, limit or otherwise regulate ATM transaction fees, which make up a large portion of our sales for our full placement ATMs and the principal source of ATM revenues for merchants with merchant-owned ATMs in our network. For example, in Tennessee, Nebraska, Connecticut, Delaware, New Mexico, West Virginia, Wyoming, and Iowa only bank-sponsored ATMs can impose withdrawal fees. As a result, in these states we must make arrangements with a local bank to act as a sponsor of ATMs in our networks, which typically involves additional documentation costs and payment of a fee to the bank.

Because of reported instances of fraudulent use of ATMs, legislation is pending that would require state or federal licensing and background checks of ATM operators. There are proposals pending in some jurisdictions, including New York and New Jersey, which would require merchants that are not financial institutions to be licensed in order to maintain an ATM on their premises; other jurisdictions currently require such licensing. New licensing requirements could increase our cost of doing business in those markets.

New government and industry standards will increase our costs and, if we cannot meet compliance deadlines, could require us to remove non-compliant machines from service. The Americans with Disabilities Act, referred to as the ADA, currently includes provisions regulating the amount of clear floor space required in front of each ATM, prescribing the maximum height and reach depth of each ATM and mandating that instructions and all information for use of the ATM be made accessible to and independently usable by persons with vision impairments. The United States Department of Justice may adopt new accessibility guidelines under the ADA that will include provisions addressing ATMs and how to make them more accessible to the disabled. Under the proposed guidelines that have been published for comment but not yet adopted, ATM height and reach requirements would be shortened, keypads would be required to be laid out in the manner of telephone keypads, and ATMs would be required to possess speech capabilities, among other modifications. If adopted, these new guidelines would affect the manufacture of ATM equipment going forward and could require us to retrofit ATMs in our network as those ATMs are refurbished or updated for other purposes. Additionally, proposed Accessibility Guidelines under the ADA would require voice-enabling technology for newly-installed ATMs and for ATMs that are otherwise retrofitted or substantially modified. We are committed to ensuring that all of our ATMs comply with all applicable ADA regulations.  No guidelines have yet been promulgated. Should the guidelines proposed become final, we anticipate an 18-month phase-in before new equipment in new locations must comply with new accessibility requirements.

If ATMs in our network are not compliant with any applicable ADA guidelines by the respective deadlines and we cannot obtain compliance waivers, we may have to remove the non-compliant ATMs from service and, as a result, our ATM revenues could be materially reduced during the period of time necessary to become compliant.

If we, our transaction processors, our EFTNs or our other service providers experience system failures, the ATM products and services we provide could be delayed or interrupted, which would harm our business. Our ability to provide reliable service largely depends on the efficient and uninterrupted operations of our transaction processors, EFTNs and other service providers. Any significant interruptions could severely harm our business and reputation and result in a loss of sales. Additionally, if we cause any such interruption, we could lose the affected merchants or damage our relationships with them. Our systems and operations, and those of our transaction processors, EFTNs and other service providers, could be exposed to damage or interruption from fire, natural disaster, unlawful acts, terrorist attacks, power loss, telecommunications failure, unauthorized entry and computer viruses. We cannot be certain that any measures we and our service providers have taken to prevent system failures will be successful or that we will not experience service interruptions.

We rely on EFTNs and transaction processors; if we cannot renew our agreements with them, if they are unable to perform their services effectively or if they decrease the level of the transaction fees we receive, it could harm our business. We rely on several EFTNs and transaction processors to provide card authorization, data capture and settlement services to us and our merchant customers. Any inability on our part to renew our agreements with these or similar service providers or their failure to provide their services efficiently and effectively may damage our relationships with our merchants and may permit those merchants to terminate their agreements with us.

Our ATM revenues depend to a significant extent upon the transaction fees we receive through EFTNs. If one or more of the EFTNs in which we participate reduces the transaction fees it pays us, and we are unable to route transactions to other EFTNs to replace them, our ATM revenues would be reduced. Our ATMs do not meet all of the requirements for first tier status. As a means of mitigating the impact of the lower interchange rates paid by Visa/Plus we have had our processing agents adjust priority routing tables to, whenever possible, move transactions through EFTNs whose interchange rates are higher than those paid by the Visa/Plus EFTN.

Risks Relating to Our Common Stock

The price of our common stock has been highly volatile due to factors that will continue to affect the price of our stock. Since January 2001, our common stock has traded as high as $13.75 and as low as $0.13 per share (after giving effect to the 1-for-5 reverse stock split of our common stock that occurred on April 28, 2005). Historically, the over-the-counter markets for securities such as our common stock have experienced extreme price fluctuations. Some of the factors leading to this volatility include:

•	fluctuations in our quarterly revenues and operating results;

•	litigation against us;

•	announcements of product releases or new services by us or our competitors;

•	announcements of acquisitions and/or partnerships by us or our competitors; and

•	increases in outstanding shares of our common stock upon exercise or conversion of convertible notes pursuant to our private placement transactions.

There is no assurance that the price of our common stock will not continue to be volatile in the future.

A significant portion of our total outstanding shares of common stock may be sold in the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well. Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market of such sales, may have a material adverse effect on the market price of our common stock. As of February 13, 2009, approximately 12.1 million or 57.8% of registered securities are beneficially owned by 5 persons or groups. Sales of substantial amounts of these securities, when sold, could reduce the market price of our common stock.

We do not plan to declare dividends on our common stock. We do not plan to declare dividends on our common stock for the foreseeable future and, in any event, under the terms of our credit facility with Wachovia Bank, are prohibited from doing so.

Risk Relating to Our Operating Results

Our business is subject to numerous factors affecting our operating results. In addition to the risk factors discussed above, our operating results may be affected by:

We have an operating history which may not be an indicator of our future results. As a result of our operating history, our plan for growth, and the increasingly competitive nature of the markets in which we operate, the historical financial data may not be a good indicator of our future revenues and operating expenses. Our planned expense levels will be based in part on expectations concerning future revenues, which is difficult to forecast accurately based on current plans of expansion and growth. We may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues.

If we incur operating losses, we may be unable to continue our current operations. We incurred significant operating losses during the two fiscal years of 2005 and 2006. Even though we reported net income during fiscal 2007 and fiscal 2008, we have reported an accumulated deficit of $9.2 million as of December 31, 2008. If we incur operating losses in the future, we may be unable to continue our current operations. Our future profitability depends on our ability to retain current customers, obtain new customers, respond to competition, introduce new products and services, and successfully market and support our products. We cannot assure that this will be achieved.

If we cannot raise adequate lease financing in the future, we may be unable to continue to expand our ATM portfolio. In the future, we will need to raise lease financing to fund new purchases of ATMs. Funding from lease financing sources may not be available when needed or on favorable terms. If we cannot raise adequate lease financing to satisfy our capital requirements, we may have to limit, delay, scale-back or eliminate future growth.

The termination of our contract with our major customers could negatively impact our results of operations and may result in a significant impact to revenues. In November 2001, we entered into new contracts with Food Lion and an affiliated company, Kash n’ Karry.  Such contracts replaced a prior agreement we had with Food Lion that had expired in September 2001. The new contracts were for a five-year term and included approximately 550 sites then operating plus an additional 400 sites that we began servicing in September 2001. During fiscal year 2003, we renegotiated these contracts to extend the term to April 2011 and as of December 31, 2008 have in service approximately 736 ATM sites. The sites maintained by Food Lion and Kash n’ Karry constitute approximately 17.3% of our total sites and approximately 28.3% of our total revenues. Historically, these sites have generated average revenue per site in excess of other sites. The loss of or any further reduction in business from this major customer could have a material adverse impact on our working capital and future results of operations.

The continued growth and acceptance of debit cards as a means of payment could negatively impact our results of operations. The use of debit cards by consumers has been growing. Consumers use debit cards to make purchases from merchants, with the amount of the purchase automatically deducted from the consumers' checking accounts. An increasing number of merchants are accepting debit cards as a method of payment and are also permitting consumers to use the debit cards to obtain cash. The increasing use of debit cards to obtain cash may reduce the number of cash withdrawals from our ATMs and may adversely affect our revenues from surcharge/convenience fees. A continued increase in the use and acceptance of debit cards could have a material adverse effect on our business, results of operations and financial condition.

Any regulation or elimination of surcharge/convenience or interchange fees could have a material adverse impact on our results of operations. There have been various efforts by both consumer groups and various legislators to eliminate surcharge/convenience fees, which comprised $11.8 million, or 53.1%, of our revenues from continuing operations in fiscal 2008. In the event that surcharge/convenience fees are eliminated, the revenues generated from cash withdrawal transactions would be significantly reduced, which would have a material adverse impact on our working capital and future results of operations.  There have also been efforts by various legislators to eliminate interchange fees. Although this would have an immediate, negative impact, we believe, although we cannot guarantee, that the industry will respond by increasing surcharge/convenience fees to make up the loss in interchange fees. In the event that the loss of interchange fees could not be passed through via an increase in surcharge/convenience fees, the elimination of interchange fees would have a material adverse impact on our working capital and future results of operations.

If banks decrease the surcharge/convenience fees they charge, we may need to reduce the surcharge/convenience fees we charge.  While we experience competition from independent ATM companies, our principal competition comes from national and regional banks.  Should these national and regional banks decrease the surcharge/convenience fees they charge, in order to remain competitive, we may need to reduce the surcharge/convenience fees we charge as well which may adversely affect our revenues.

Mergers, acquisitions and personnel changes at financial institutions, Electronic Funds Transfer Networks, and Independent Sales Organizations may adversely affect our business, financial condition and results of operations. Currently, the banking industry is consolidating, causing the number of financial institutions and ATM networks to decline. This consolidation could cause us to lose:

•	current and potential customers;

•	market share if the combined entity determines that it is more efficient to develop in-house products and services similar to ours or use our competitors' products and services; and

•	revenues if the combined institution is able to negotiate a greater volume discount for, or discontinue the use of, our products and services.

If our computer network and data centers were to suffer a significant interruption, our business and customer reputation could be adversely impacted and result in a loss of customers. Our ability to provide reliable service largely depends on the efficient and uninterrupted operations of our computer network systems and third party data centers. Any significant interruptions could severely harm our business and reputation and result in a loss of customers. Our systems and operations could be exposed to damage or interruption from fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. Although we and they have taken steps to prevent a system failure, we cannot be certain that the measures will be successful and that we will not experience system failures. Further, our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur.

We may be unable to protect our intellectual property rights, which could have a negative impact on our results of operations. Despite our efforts to protect our intellectual property rights, third parties may infringe or misappropriate our intellectual property rights, or otherwise independently develop substantially equivalent products and services. The loss of intellectual property protection or the inability to secure or enforce intellectual property protection could harm our business and ability to compete. We rely on a combination of trademark and copyright laws, trade secret protection, and confidentiality and license agreements to protect our trademarks, software and know-how. We may find it necessary to spend significant resources to protect our trade secrets and monitor and police our intellectual property rights.

Third parties may assert infringement claims against us in the future. In particular, there has been a substantial increase in the issuance of patents for Internet-related business processes, which may have broad implications for all participants in Internet commerce. Claims for infringement of these patents are becoming an increasing source of litigation. If we become subject to an infringement claim, we may be required to modify our products, services and technologies or obtain a license to permit our continued use of those rights. We may not be able to do either of these things in a timely manner or upon reasonable terms and conditions. Failure to do so could seriously harm our business and operating results. In addition, future litigation relating to infringement claims could result in substantial costs to us and a diversion of management resources. Adverse determinations in any litigation or proceeding could also subject us to significant liabilities and could prevent our use of certain of our products, services or technologies.

Risk Relating to Litigation or Threatened Litigation

If there is an adverse outcome in the lawsuits that have been filed against us, or if threatened lawsuits are filed and there is an adverse outcome, our business may be materially harmed. Lawsuits seeking monetary damages have been filed against us (see Financial Footnote # 14 “Legal Proceedings”). The complaints seek, among other things, specified and unspecified damages and costs associated with the litigation.

As with any litigation proceeding, we cannot predict with certainty the eventual outcome of any pending lawsuit. Furthermore, we may have to incur expenses in connection with these lawsuits, which may be substantial. In the event of an adverse outcome, our business could be materially harmed. Moreover, responding to and defending the pending litigation could result in a significant diversion of management’s attention and resources and an increase in professional fees.

Risk Relating to Accounting Rules

Changes in, or interpretations of, accounting rules and regulations, such as expensing of stock options, could result in unfavorable accounting charges. We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. These principles are subject to interpretation by the SEC and various bodies formed to interpret and create appropriate accounting policies. A change in these policies can have a significant effect on our reported results, and may even retroactively affect previously reported transactions. Our accounting policies that may be affected by changes in the accounting rules are as follows:

•	accounting for share-based payments;

•	accounting for convertible debt and warrants; and

•	accounting for income taxes.

In particular, the Financial Accounting Standard Board, referred to as FASB, enacted Statement of Financial Accounting No. 123 (revised 2004), "Share-Based Payment," referred to as SFAS 123R, which we adopted effective January 1, 2006. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the consolidated financial statements based upon their fair values. Any material future grants of employee stock options may have an adverse affect on our future consolidated financial statements.

In June 2006 the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes", which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Any material changes in our tax liabilities or assets may have an adverse affect on our future consolidated financial statements.

In June 2008, the Emerging Issues Task Force issued EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock,” referred to as EITF 07-5”.  EITF 07-5 supersedes EITF Issue No. 01-6, The Meaning of Indexed to a Company’s Own Stock, and provides guidance in evaluating whether certain financial instruments or embedded features can be excluded from the scope of SFAS No. 133, Accounting for Derivative and Hedging Activities.  EITF 07-5 sets forth a two-step approach that evaluates an instrument’s contingent exercise and settlement provisions for the purpose of determining whether such instruments are indexed to an issuer’s own stock (a requirement necessary to comply with the scope exception under SFAS 133).  EITF 07-5 will be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.  We are currently assessing the impact related to the adoption of EITF 07-5 on our financial instruments that fall within its scope.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. This prospectus includes statements regarding our plans, goals, strategies, intent, beliefs or current expectations. These statements are expressed in good faith and based upon a reasonable basis when made, but there can be no assurance that these expectations will be achieved or accomplished. These forward looking statements can be identified by the use of terms and phrases such as “believe,” “plan,” “intend,” “anticipate,” “target,” “estimate,” “expect,” and the like, and/or future-tense or conditional constructions “may,” “could,” “should,” etc. Items contemplating or making assumptions about, actual or potential future sales, market size, collaborations, and trends or operating results also constitute such forward-looking statements.

Although forward-looking statements in this prospectus reflect the good faith judgment of our management, forward-looking statements are inherently subject to known and unknown risks, business, economic and other risks and uncertainties that may cause actual results to be materially different from those discussed in these forward-looking statements. We assume no obligation to update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this prospectus, other than as may be required by applicable law or regulation. Readers are urged to carefully review and consider the various disclosures made by us in our reports filed with the Securities and Exchange Commission which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and cash flows. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, or actual results may vary materially from those expected or projected.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders. We will not receive any proceeds from the sale of shares of common stock in this offering. However, we could receive funds upon exercise of the common stock purchase warrants held by the selling stockholders. We expect to use the proceeds received from the exercise of the common stock purchase warrants, if any, for general working capital purposes.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

We are authorized to issue a total of 45,000,000 shares of common stock and 5,000,000 shares of preferred stock. We do not currently have any shares of our preferred stock outstanding. Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “GAXC.” As of April 10, 2009, there were 21,883,924 shares of our common stock outstanding.

On April 10, 2009, there were 232 registered holders of record of our common stock. Because many of such shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders. The following table sets forth the high and low sales price per share of our common stock (as adjusted for the one-for-five reverse split that occurred on April 28, 2005). The quotations reflect inter-dealer prices, without mark-up, mark-down or commission, and may not represent actual transactions.

	Price Range
	High	Low
Fiscal 2009
First Quarter	$0.22	0.10
Second Quarter through April 24, 2009	0.23	0.18

Fiscal 2008
First Quarter	$0.31	0.20
Second Quarter	0.30	0.23
Third Quarter	0.30	0.24
Fourth Quarter	0.26	0.11

Fiscal 2007
First Quarter	$0.38	0.23
Second Quarter	0.32	0.25
Third Quarter	0.31	0.25
Fourth Quarter	0.34	0.17

We have not historically declared or paid any dividends on our common stock and we currently plan to retain future earnings to fund the development and growth of our business. The declaration of future dividends, whether in cash or in-kind, is within the discretion of our board of directors and will depend upon business conditions, our results of operations, our financial condition and other factors.  In addition, under the terms of our credit facility we are prohibited from declaring dividends.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of April 10, 2009:

•	by each person who is known by us to beneficially own more than 5% of our common stock;

•	by each of our officers and directors; and

•	by all of our officers and directors as a group.

Unless otherwise indicated, the shareholders listed in the table have sole voting and investment power with respect to the shares indicated.

Name	Number	Percent (1)
Walter A. Howell	28,000	0.13	% (2)
Lock Ireland	297,007	1.35	% (3)
Sharon Jackson	24,200	0.11	% (4)
Robert Landis	80,000	0.37	% (5)
Michael Loiacono	165,000	0.75	% (6)
Joseph M. Loughry, III	251,140	1.15	% (7)
George A. McQuain	298,200	1.36	% (8)
Alan Rossiter	42,500	0.19	% (9)
Heather Webb	7,422	0.03	% (10)

All executive officers and directors as a group (9 persons)	1,193,469	5.29	% (11)

5% Owners:

BFS U.S. Special Opportunities Trust PLC	1,513,332	6.90	% (12)
Renaissance U.S. Growth Investment Trust PLC	1,553,332	7.10	% (13)
Doucet Capital, LLC	2,028,213	9.27	% (14)
Sidney M. Cole	1,623,702	7.40	% (15)

Total	7,912,048	34.88	% (16)

The securities "beneficially owned" by a person are determined in accordance with the definition of "beneficial ownership" set forth in the rules and regulations promulgated under the Securities Exchange Act of 1934. Beneficially owned securities may include securities owned by and for, among others, the spouse and/or minor children of an individual and any other relative who has the same home as such individual. Beneficially owned securities may also include other securities as to which the individual has or shares voting or investment power, or which such person has the right to acquire within 60 days of April 10, 2009 pursuant to the conversion of convertible equity, exercise of options, or otherwise. Beneficial ownership may be disclaimed as to certain of the securities.

(1) Based on 21,883,924 shares of common stock outstanding as of April 10, 2009.

(2) Included are 8,000 common shares and 20,000 stock purchase options.

(3) Included are 204,007 common shares, 90,000 stock purchase options and 3,000 common stock purchase warrants.

(4) Included are 14,200 common shares and 10,000 stock purchase options.

(5) Included are 40,000 common shares and 40,000 stock purchase options.

(6) Included are 25,000 common shares and 140,000 stock purchase options.

(7) Included are 196,140 common shares and 55,000 stock purchase options.

(8) Included are 20,000 common shares and 278,200 stock purchase options.

(9) Included are 2,500 common shares and 40,000 stock purchase options.

(10) Included are 1,222 common shares and 6,200 stock purchase options..

(11) Included are 679,400 stock purchase options and 3,000 common stock purchase warrants.

(12) Included are 1,453,332 common shares and 60,000 stock purchase warrants.  The principal business address of BFS U.S. Special Opportunities Trust PLC is 8080 North Central Expressway, Suite 210-LB 59, Dallas, TX 75206-1857.

(13) Included are 1,553,332 common shares.  The principal business address of Renaissance U.S. Growth Investment Trust PLC is 8080 North Central Expressway, Suite 210-LB 59, Dallas, TX 75206-1857.

(14) Included are 2,028,213 common shares. The principal business address of Doucet Capital, LLC is 2204 Lakeshore Drive, Suite 218, Birmingham, AL 35209.

(15) Included are 1,563,702 common shares and 60,000 common stock purchase warrants.

(16) Included are 679,400 stock purchase options and 123,000 common stock purchase warrants.

DESCRIPTION OF SECURITIES BEING REGISTERED

Common Stock

We are authorized to issue up to 45,000,000 shares of common stock, par value $.001 per share. As of April 10, 2009, there were 21,883,924 shares of common stock outstanding. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefore. Upon the liquidation, dissolution, or winding up of our company, the holders of common stock are entitled to share ratably in all of our assets which are legally available for distribution after payment of all debts and other liabilities and liquidation preference of any outstanding common stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are validly issued, fully paid and non-assessable.

Preferred Stock

We are authorized to issue up to 5,000,000 shares of preferred stock, par value $.001 per share. As of April 10, 2009, there were no shares of preferred stock outstanding. Our board of directors has authority, without action by our stockholders, to issue all or any portion of the authorized but un-issued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series. The preferred stock, if and when issued, may carry rights superior to those of the common stock.

We do not have any plans to issue any shares of preferred stock. However, we consider it desirable to have one or more classes of preferred stock to provide us with greater flexibility in the future in the event that we elect to undertake an additional financing and in meeting corporate needs that may arise. If opportunities arise that would make it desirable to issue preferred stock through either public offerings or private placements, the provision for these classes of stock in our certificate of incorporation would avoid the possible delay and expense of a stockholders’ meeting, except as may be required by law or regulatory authorities. Issuance of the preferred stock would result, however, in a series of securities outstanding that may have certain preferences with respect to dividends, liquidation, redemption and other matters over the common stock which would result in dilution of the income per share and net book value of the common stock. Issuance of additional common stock pursuant to any conversion right that may be attached to the preferred stock may also result in the dilution of the net income per share and net book value of the common stock. The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed acquisition or financing, and other factors existing at the time of issuance. As a result, it is not possible at this time to determine the respects in which a particular series of preferred stock will be superior to our common stock. Our board of directors does not have any specific plan for the issuance of preferred stock at the present time and does not intend to issue any such stock on terms which it deems are not in our best interest or the best interests of our stockholders.

Common Stock Purchase Warrants

We currently have 135,000 common stock purchase warrants outstanding. The common stock purchase warrants are each exercisable into one share of common stock at the holder’s option at various exercise prices and for various periods of duration.

Transfer Agent

Our transfer agent is OTR, Inc., 1000 SW Broadway Street, Suite 920, Portland, OR, 97205 and their telephone number is (503) 225-0375.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our articles of incorporation, as amended and restated, provide to the fullest extent permitted by the general corporate law of the State of Nevada, that our directors or officers shall not be personally liable to us or our stockholders for damages for breach of such director’s or officer’s fiduciary duty. The effect of this provision of our articles of incorporation, as amended and restated, is to eliminate our rights and the rights of our stockholders (through stockholders’ derivative suits on behalf of our company) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. We believe that the indemnification provisions in our articles of incorporation, as amended and restated, are necessary to attract and retain qualified persons as directors and officers.

Our bylaws also provide that our board of directors may also authorize us to indemnify our employees or agents, and to advance the reasonable expenses of such persons, to the same extent, following the same determinations and upon the same conditions as are required for the indemnification of and advancement of expenses to our directors and officers. As of the date of this prospectus, our board of directors has not extended indemnification rights to persons other than directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PLAN OF DISTRIBUTION

The selling stockholders and any of their respective pledgees, donees, assignees and other successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits the purchaser;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately-negotiated transactions;

•	short sales that are not violations of the laws and regulations of any state or the United States;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing of options on the shares

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

The selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling stockholders cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling stockholders. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed to be "underwriters" as that term is defined under the Securities Act or the Securities Exchange Act of 1934, as amended, or the rules and regulations under such acts. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholders, but excluding brokerage commissions or underwriter discounts.

The selling stockholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into.

The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such person. In the event that the selling stockholders are deemed affiliated purchasers or distribution participants within the meaning of Regulation M, then the selling stockholders will not be permitted to engage in short sales of common stock. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. In regards to short sells, the selling stockholder can only cover its short position with the securities they receive from us upon conversion. In addition, if such short sale is deemed to be a stabilizing activity, then the selling stockholder will not be permitted to engage in a short sale of our common stock. All of these limitations may affect the marketability of the shares.

We have agreed to indemnify the selling stockholders, or their transferees or assignees, against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may be required to make in respect of such liabilities.

If the selling stockholders notify us that they have a material arrangement with a broker-dealer for the resale of the common stock, then we would be required to amend the registration statement of which this prospectus is a part, and file a prospectus supplement to describe the agreements between the selling stockholders and the broker-dealer.

SELLING STOCKHOLDERS

The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. We will receive proceeds from the exercise of the warrants.

The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.

	Shares Beneficially Owned		Total		Shares Beneficially Owned
	Prior to the Offering (1)		Shares		After the Offering (2)
Name	Number	Percent	Registered		Number	Percent

10 th Street Land Management	382,486	1.75%	382,486	(3)	0	*

4P Management Partners	133,000	*	133,000	(4)	0	*

Everett Airington	429,125	1.96%	429,125	(5)	0	*

Armen Investments	40,000	*	40,000	(6)	0	*

Edward Ashurian	216,007	*	213,007	(7)	3,000	*

Asuno, Inc.	80,000	*	80,000	(8)	0	*

Bank Julius Baer & Co. Ltd.	36,000	*	36,000	(9)	0	*

Roland Beck	20,000	*	20,000	(10)	0	*

Heinz-Werner Becker	12,000	*	12,000	(11)	0	*

Wayne C. Berg	6,000	*	6,000	(12)	0	*

Wayne M. Berg	6,000	*	6,000	(13)	0	*

Berkin Business SA	84,000	*	84,000	(14)	0	*

BFS U.S. Special Opportunities Trust PLC	1,513,332	6.90%	853,332	(15)	660,000	3.01%

Ingo Brehme	12,000	*	12,000	(16)	0	*

Bridges & Pipes LLC	180,000	*	180,000	(17)	0	*

Fil J Catania and Danette Russell	8,000	*	8,000	(18)	0	*

Fil J Catania	16,000	*	16,000	(19)	0	*

Michael A. Chanatry	30,000	*	30,000	(20)	0	*

Bob Colabrese	152,994	*	152,994	(21)	0	*

Rebecca Ann Cole	76,370	*	76,370	(22)	0	*

Sidney M. Cole	1,623,702	7.40%	763,702	(23)	860,000	3.92%

Claude W. Collier Jr.	222,000	1.01%	222,000	(24)	0	*

Katherin Collins	12,000	*	12,000	(25)	0	*

Columbia Marketing Ltd.	188,000	*	188,000	(26)	0	*

Paul K. Cox	237,492	1.09%	237,492	(27)	0	*

Anthony and Elizabeth Cutrone	8,000	*	8,000	(28)	0	*

Jerry Daniels	20,000	*	20,000	(29)	0	*

Danrog A/S	12,000	*	12,000	(30)	0	*

Jan Dearman	19,124	*	19,124	(31)	0	*

Richard Deplano	12,000	*	12,000	(32)	0	*

Salvatore Di Secli	20,000	*	20,000	(33)	0	*

Michael and Debbie Dodak	382,486	1.75%	382,486	(34)	0	*

Jeffrey C. Dohrman	38,185	*	38,185	(35)	0	*

Michael Donderer	12,000	*	12,000	(36)	0	*

Duck Partners LP	30,000	*	30,000	(37)	0	*

Gudrun Eiz	24,000	*	24,000	(38)	0	*

EPM AG	84,000	*	84,000	(39)	0	*

EPM Holdings AG	120,000	*	120,000	(40)	0	*

Kurt Freimann	24,000	*	24,000	(41)	0	*

Renaissance Capital Growth & Income Fund III, Inc.	953,332	4.36%	953,332	(42)	0	*

Renaissance U.S. Growth Investment Trust PLC	1,553,332	7.10%	953,332	(43)	600,000	2.74%

Klaus Gerst	12,000	*	12,000	(44)	0	*

David G. Graham	222,000	1.01%	222,000	(45)	0	*

Michael Grampp	12,000	*	12,000	(46)	0	*

Nathan Groff	54,000	*	54,000	(47)	0	*

David Hafetz	80,000	*	80,000	(48)	0	*

Hal P. Harlan	200,000	*	200,000	(49)	0	*

Jeff Helfman	24,000	*	24,000	(50)	0	*

Heinz Hofliger	60,000	*	60,000	(51)	0	*

Rosemarie Huber	81,957	*	81,957	(52)	0	*

Lock Ireland	297,007	1.35%	167,007	(53)	130,000	*

Peter Jansen	60,800	*	60,800	(54)	0	*

Josef Jany	15,000	*	15,000	(55)	0	*

Martin S. Johnson Family	18,000	*	18,000	(56)	0	*

NFS Cust	10,000	*	10,000	(57)	0	*

Mike Koppenhafer	40,000	*	40,000	(58)	0	*

James Ladner	60,000	*	60,000	(59)	0	*

Robert J. Landis	80,000	*	40,000	(60)	40,000	*

Marisa Lattman	300,000	1.37%	300,000	(61)	0	*

Thomas F. Linnen	460,000	2.10%	460,000	(62)	0	*

M&S of Regency Inc.	24,000	*	24,000	(63)	0	*

Peter Martetschlager	12,000	*	12,000	(64)	0	*

Richard Molinsky	240,000	1.10%	120,000	(65)	120,000	*

Steven B. Mortensen	96,496	*	96,496	(66)	0	*

Monika Nadler	8,000	*	8,000	(67)	0	*

Jerry Nemec	74,296	*	74,296	(68)	0	*

Netal Treuhand Anstalt	20,000	*	20,000	(69)	0	*

Lloyd Newton	70,296	*	70,296	(70)	0	*

Northern Hills, Inc.	9,000	*	8,600	(71)	400	*

Kyle D. and Jennifer Olinger	40,000	*	40,000	(72)	0	*

Palmer Irrevocable Trust	30,000	*	30,000	(73)	0	*

Helmut Pitsch	12,000	*	12,000	(74)	0	*

Charles and Lee Prizzia	30,000	*	30,000	(75)	0	*

Stefan Rickinger	13,200	*	13,200	(76)	0	*

T.J. Izzo Rira	80,000	*	80,000	(77)	0	*

William L. Ross	80,000	*	80,000	(78)	0	*

Dewey M. Rowland	38,185	*	38,185	(79)	0	*

Ernst Schoenbaechler	382,486	1.75%	382,486	(80)	0	*

Steve Settles	222,000	1.01%	222,000	(81)	0	*

Gerhard Sparrer	16,000	*	16,000	(82)	0	*

Johannes Specker	15,000	*	15,000	(83)	0	*

Norbert Steilen	52,000	*	52,000	(84)	0	*

Gresham R. Stoneburner	30,000	*	30,000	(85)	0	*

David J. and Karen L. Surette	38,248	*	38,248	(86)	0	*

Brigitte Taul	12,000	*	12,000	(87)	0	*

Barbara Thurner	18,000	*	18,000	(88)	0	*

Hartmut Voss	12,000	*	12,000	(89)	0	*

Michael Widmer	8,000	*	8,000	(90)	0	*

Kristeen Witt	12,000	*	12,000	(91)	0	*

Arnd Wolpers	36,000	*	36,000	(92)	0	*

Valfrid E. Palmer	36,000	*	30,000	(93)	6,000	*

Elite Financial Communications Group, LLC	10,000	*	10,000	(94)	0	*

Total			10,473,538

*less than one percent

 (1) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholders has sole or shared voting power or investment power, and also any shares that the selling stockholder has the right to acquire within 60 days. Based on 21,883,924 shares of common stock outstanding as of April 10, 2009.

(2) Assumes that all securities registered will be sold and that all shares of common stock underlying the options and common stock purchase warrants will be issued.

(3) Jerry Daniels is the President of 10 th Street Land Management and holds final voting and investment power over the securities owned by it. Represents 382,486 shares of common stock.

(4) Konrad Meyer serves as the attorney-in-fact for 4P Management Partners and holds final voting and investment power over the securities owned by it. Represents 133,000 shares of common stock.

(5) Represents 429,125 shares of common stock.

(6) Gerald de Carcaradec serves as the President of Armen Investments and holds final voting and investment power over the securities owned by it. Represents 40,000 shares of common stock.

(7) Represents 213,007 shares of common stock.

(8) P.H. Bolle serves as the President of Asuno, Inc. and holds final voting and investment power over the securities owned by it. Represents 80,000 shares of common stock.

(9) Represents 36,000 shares of common stock.

(10) Represents 20,000 shares of common stock.

(11) Represents 12,000 shares of common stock.

(12) Represents 6,000 shares of common stock.

(13) Represents 6,000 shares of common stock.

(14) Kurt Freimann serves as the attorney-in-fact of Berkin Business SA and holds final voting and investment power over the securities owned by it. Represents 84,000 shares of common stock.

(15) Renaissance Capital Group, Inc., an investment advisor registered under the Investment Advisors Act of 1940, serves as the investment advisor of BFS US Special Opportunities Trust PLC (“BFS”) and shares voting and investment power over the securities owned by BFS. Represents 853,332 shares of common stock.

(16) Represents 12,000 shares of common stock.

(17) David Fuchs serves as the Managing Director of Bridges & Pipes LLC and holds final voting and investment power over the securities owned by it. Represents 180,000 shares of common stock.

(18) Represents 8,000 shares of common stock .

(19) Represents 16,000 shares of common stock.

(20) Represents 30,000 shares of common stock.

(21) Represents 152,994 shares of common stock.

(22) Represents 76,370 shares of common stock.

(23) Represents 763,702 shares of common stock.

(24) Represents 222,000 shares of common stock.

(25) Represents 12,000 shares of common stock.

(26) Represents 188,000 shares of common stock.

(27) Represents 237,492 shares of common stock.

(28) Represents 8,000 shares of common stock.

(29) Represents 20,000 shares of common stock.

(30) Represents 12,000 shares of common stock.

(31) Represents 19,124 shares of common stock.

(32) Represents 12,000 shares of common stock.

(33) Represents 20,000 shares of common stock.

(34) Represents 382,486 shares of common stock.

(35) Represents 38,185 shares of common stock.

(36) Represents 12,000 shares of common stock.

(37) Represents 30,000 shares of common stock.

(38) Represents 24,000 shares of common stock.

(39) Represents 84,000 shares of common stock.

(40) Represents 120,000 shares of common stock.

(41) Represents 24,000 shares of common stock.

(42) Renaissance Capital Group, Inc., an investment advisor registered under the Investment Advisors Act of 1940, serves as the investment advisor for Renaissance Growth & Income Fund III, Inc. and shares voting and investment power over the securities owned by Renaissance Growth & Income Fund III. Represents 953,332 shares of common stock.

(43) Renaissance Capital Group, Inc., an investment advisor registered under the Investment Advisors Act of 1940, serves as the investment advisor for Renaissance U.S. Growth Investment Trust PLC and shares voting and investment power over the securities owned by Renaissance U.S. Growth Investment Trust PLC. Represents 953,332 shares of common stock.

(44) Represents 12,000 shares of common stock.

(45) Represents 222,000 shares of common stock.

(46) Represents 12,000 shares of common stock.

(47) Represents 54,000 shares of common stock.

(48) Represents 80,000 shares of common stock.

(49) Represents 200,000 shares of common stock.

(50) Represents 24,000 shares of common stock.

(51) Represents 60,000 shares of common stock.

(52) Represents 81,957 shares of common stock.

(53) Represents 167,007 shares of common stock.

(54) Represents 60,800 shares of common stock.

(55) Represents 15,000 shares of common stock.

(56) Represents 18,000 shares of common stock.

(57) Represents 10,000 shares of common stock.

(58) Represents 40,000 shares of common stock.

(59) Represents 60,000 shares of common stock.

(60) Represents 40,000 shares of common stock.

(61) Represents 300,000 shares of common stock.

(62) Represents 460,000 shares of common stock.

(63) Represents 24,000 shares of common stock.

(64) Represents 12,000 shares of common stock.

(65) Represents 120,000 shares of common stock.

(66) Represents 96,496 shares of common stock.

(67) Represents 8,000 shares of common stock.

(68) Represents 74,296 shares of common stock.

(69) Represents 20,000 shares of common stock.

(70) Represents 70,296 shares of common stock.

(71) Represents 8,600 shares of common stock.

(72) Represents 40,000 shares of common stock.

(73) Represents 30,000 shares of common stock.

(74) Represents 12,000 shares of common stock.

(75) Represents 30,000 shares of common stock.

(76) Represents 13,200 shares of common stock.

(77) Represents 80,000 shares of common stock.

(78) Represents 80,000 shares of common stock.

(79) Represents 38,185 shares of common stock.

(80) Represents 382,486 shares of common stock.

(81) Represents 222,000 shares of common stock.

(82) Represents 16,000 shares of common stock.

(83) Represents 15,000 shares of common stock.

(84) Represents 52,000 shares of common stock.

(85) Represents 30,000 shares of common stock.

(86) Represents 38,248 shares of common stock.

(87) Represents 12,000 shares of common stock.

(88) Represents 18,000 shares of common stock.

(89) Represents 12,000 shares of common stock.

(90) Represents 8,000 shares of common stock.

(91) Represents 12,000 shares of common stock.

(92) Represents 36,000 shares of common stock.

(93) Represents 30,000 shares of common stock.

(94) Represents 10,000 shares of common stock.

LEGAL MATTERS

Sichenzia Ross Friedman Ference LLP, New York, New York will issue an opinion with respect to the validity of the shares of common stock being offered hereby. A member of Sichenzia Ross Friedman Ference LLP received 85,000 shares of our common stock for general corporate matters.

EXPERTS

Kirkland, Russ, Murphy & Tapp, P.A. have audited, as set forth in their report thereon incorporated herein, our consolidated financial statements at December 31, 2008 and 2007, and for the years then ended that are incorporated by reference into the prospectus. The consolidated financial statements referred to above are incorporated by reference into this prospectus with reliance upon the auditors' opinion based on their expertise in accounting and auditing.

AVAILABLE INFORMATION

We have filed a registration statement on Form S-1/A under the Securities Act relating to the shares of common stock being offered by this prospectus, and reference is made to such registration statement. This prospectus constitutes the prospectus of our company filed as part of the registration statement, and it does not contain all information in the registration statement, as certain portions have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission.

We are subject to the informational requirements of the Securities Exchange Act of 1934 that require us to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information may be inspected at public reference facilities of the SEC at 100 F Street N.W., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at 100 F Street N.W., Washington, D.C. 20549 at prescribed rates. The public could obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC's Internet website at http://www.sec.gov ..

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus is part of a registration statement that we have filed with the SEC. The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to documents we file separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information superceded by information in this prospectus.

•	Our annual report on Forms 10-K for the fiscal year ended December 31, 2008 filed with the SEC on March 3, 2009; and
•	Our current reports on Form 8-K and Form 8-K/A filed with the SEC on January 26, 2009, January 28, 2009, March 23, 2009, March 30, 2009 and April 1, 2009.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in the prospectus contained in the registration statement but not delivered with the prospectus. We will provide these reports or documents upon written or oral request at no cost to the requester. You may request a copy of these reports or documents by writing or telephoning us at our principal executive offices at the following address and telephone number:

Global Axcess Corp
Attn: Investor Relations
7800 Belfort Parkway, Suite 165
Jacksonville, Florida 32256
(904) 280-3950

All of the documents that have been incorporated by reference in this prospectus may be accessed via the Internet at www.globalaxcess.biz ..

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth an itemization of all estimated expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered:

SEC registration fee	$8,704.35
Accounting fees and expenses	$2,000.00
Legal fees and expenses	$8,000.00
Total	$18,704.35

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Articles of Incorporation, as amended and restated (the “Articles”), of Global Axcess Corp (the “Company”) provide to the fullest extent permitted by the corporate law of the State of Nevada, that our directors or officers shall not be personally liable to us or our shareholders for damages for breach of such director's or officer's fiduciary duty. The effect of this provision of the Articles is to eliminate the Company’s rights and the rights of its stockholders (through stockholders’ derivative suits on behalf of the Company) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. The Company believes that the indemnification provisions in the Articles are necessary to attract and retain qualified persons as directors and officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

The following exhibits are included as part of this Form S-1/A. References to "the Company" in this exhibit list mean Global Axcess Corp, a Nevada corporation.

Exhibit No.	Description

3.1	Amended and Restated Articles of Incorporation of Global Axcess Corp (Incorporated by reference to Form 10KSB filed with the SEC on March 31, 2003)

3.2	Bylaws of Global Axcess Corp, as amended (Incorporated by reference to Form 10KSB filed with the SEC on March 31, 2003);

3.3	Amendment to the Articles of Incorporation of Global Axcess (Incorporated by reference to Form 8-K filed with the SEC on May 3, 2005)

4.1	Subscription Agreement dated March 11, 2005 of Global Axcess Corp (incorporated by reference to Form 8-K filed with the SEC on April 5, 2005)

4.2	Form of Common Stock Purchase Warrant (incorporated by reference to Form 8-K filed with the SEC on April 5, 2005)

5.1	Sichenzia Ross Friedman Ference LLP Opinion and Consent (Incorporated by reference to Form SB-2 Registration Statement filed with the SEC on January 11, 2006)

21.1	List of Subsidiaries (Incorporated by reference to Form SB-2 Registration Statement filed with the SEC on June 18, 2004)

23.1	Consent of Kirkland, Russ, Murphy & Tapp, PA

23.2	Consent of Sichenzia Ross Friedman Ference LLP (see Exhibit 5.1).

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than a registration statement relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchase with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Jacksonville, State of Florida, on April 29, 2009.

GLOBAL AXCESS CORP.

By:	/s/ George McQuain
Name: George McQuain
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities on April 29, 2009.

Signature	Title

/s/ Walter A. Howell
Walter A. Howell	Director

/s/ Lock Ireland
Lock Ireland	Director

/s/ Robert Landis
Robert Landis	Director

/s/ Michael J. Loiacono
Michael J. Loiacono	Chief Financial Officer, Chief Accounting Officer
(Principal Financial Officer)
/s/ Joseph Loughry
Joseph Loughry	Director

/s/ George A. McQuain
George A. McQuain	President, Chief Executive Officer and Director
(Principal Executive Officer)
/s/ Alan Rossiter
Alan Rossiter	Director